SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No.8)

                       Sealed Air Corporation
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class of Securities)


                             81211K100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Thomas Tays
                        Chief Legal Officer

                  DAVIS SELECTED ADVISERS, L.P.
                 2949 East Elvira Road, Suite 101
                     Tucson, Arizona 85756
                         (520) 434-3771
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         October 14, 2011
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]

Rider 1A


CUSIP No. 81211K100                                           13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Davis Selected Advisers, L.P.
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
___________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    23,384,168 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :            0 shares (Shared)
                                        1,992,445 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    25,376,613 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :                0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,376,613 shares
___________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      13.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



CUSIP No. 81211K100                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Davis New York Venture Fund
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
 	OO
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    11,291,307 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   : 	11,291,307 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,291,307 shares
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.9%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________





Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Sealed Air Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 200 Riverfront Boulevard Elmwood Park, New Jersey.

Item 2.  Identity and Background

(a)-(c) This statement is being filed by Davis Selected Advisers, L.P. ("Davis Advisors"), an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisors provides discretionary portfolio management services, serving as investment adviser or sub-adviser for registered investment companies (including the Davis Funds, Selected Funds, and Clipper Fund), unregistered investment companies, offshore funds, and private accounts.
Davis Advisors also works with sponsors to serve as investment adviser for managed money/wrap account programs. In certain managed money/wrap account programs, Davis Advisorswill provide non-discretionary investment management services (generally in the form of model portfolios). Davis New York Venture Fund, Inc. is a registered investment company organized as a Maryland Corporation and has four series or portfolios, including Davis New York Venture Fund. Davis New York Venture Fund, joint filer of this Schedule 13D, may be reached c/o Davis Selected Advisers, L.P. 2949 East Elvira Road,
Suite 101, Tucson, Arizona 85756.

The names, business addresses, and principal occupations of the general partner and executive officer of Davis Advisors, and each director and each executive officer of Davis New York Venture Fund (collectively, the "Principals")are set forth in Schedule I.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Davis Advisors, Inc., including Davis New York Venture Fund, under sole or shared discretionary authority granted to Davis Advisors. None of the Securities are owned by or on behalf of Davis Advisors and less than 0.5% of the Issuer's outstanding securities are owned by Davis Advisors partners and officers and officers of Davis New York Venture Fund, in aggregate.

(d) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been convicted in any criminal proceeding.

(e) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been a party to any civil or administrative proceeding that resulted in such person or entity being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis Advisors is a Colorado limited partnership; Davis New York Venture Fund is a Maryland corporation. The citizenship of each Principal is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Davis Advisors used approximately $557,319,438 in the aggregate to purchase the Securities reported in this filing. All funds used to purchase Securities were assets of these respective clients and none were assets of Davis Advisors. In addition, none of the funds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Davis Advisors has either sole or shared discretionary dispositive or voting power. The Beneficial ownership on the part of Davis Advisors is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only and in the ordinary course of business of Davis Advisors as a registered investment advisor. Davis Advisors may, from time to time and at any time, purchase additional securities on behalf of clients in the future. Davis Advisors reserves the right to sell all or a part of the current holdings of the Securities from time to time and at any time.

Davis Advisors is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Davis Advisors analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies.

Davis Advisors qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Davis Advisors utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Davis Advisors may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters or possible courses of action to assist in building corporate intrinsic value per share or to cause the portfolio company's true economic value to be recognized. In such situations, Davis Advisors may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

On June 1, 2011, via a press release, the Issuer announced that it had entered into a definitive agreement under which the Issuer will acquire Diversey in a transaction valued at $4.3 billion. Davis Advisors:

1. has serious concerns about the proposed transaction;
2. may oppose the proposed transaction;
3. may encourage the Issuer's management to explore other strategic options to maximize shareholder value; and
4. may have additional conversations with the Issuer and/or third parties
   regarding    opportunities to maximize the Issuer's value including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4.


Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 25,376,613 shares of the common stock of the Issuer, constituting approximately 13.2% of the Issuer's outstanding shares, Rider 6A.

___________________________________________________________________

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Davis Advisors' Voting Authority

Sole:                         23,384,168      12.2%
Shared:                       none             0.0%
None:                          1,992,445       1.0%

Total                         25,376,613      13.2%

Davis Advisors' Dispositive Authority

Sole:                         25,376,613      13.2%
Shared:                       none             0.0%

Total                         25,376,613      13.2%


___________________________________________________________________
Davis New York Venture Fund's Voting Authority

Sole:                         none             0.0%
Shared:                       11,291,307       5.9%
None:                         none             0.0%

Total                         11,291,307       5.9%

Davis New York Venture Fund's Dispositive Authority

Sole:                         none             0.0%
Shared:                       11,291,307       5.9%

Total                         11,291,307       5.9%



(b) Davis Advisors generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by Davis New York Venture Fund are reported in the "shared" category.

(c) Please see Schedule II for purchase and sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Davis Advisors have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Davis Advisors does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Davis Advisors are established in written investment advisory agreements between clients and Davis Advisors, which are entered into in the normal and usual course of the business of Davis Advisors as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 6 of Schedule 13D other than voting of proxies. In connection with voting, Davis Advisors may be allowed or directed to vote the proxies received by client accounts.

Item 7.  Material to be Filed as an Exhibit

Exhibit 1	Joint Filing Agreement by and between Davis Advisors and Davis New
		York Venture Fund, dated October 14, 2011





                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2011


                                 DAVIS SELECTED ADVISERS, L.P.

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Chief Legal Officer

                                 DAVIS NEW YORK VENTURE FUND

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Secretary

EXHIBIT 1


Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of October 14, 2011.


                              Davis Selected Advisers, L.P.

                              By  /s/ Thomas Tays
                              _________________________________
                              Thomas Tays
                              Vice President and Chief Legal Officer

                              Davis New York Venture Fund

                              By /s/ Thomas Tays
                              _______________________________
                              Thomas Tays
                              Vice President & Secretary



                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

The following information is disclosed for the general partner and each of the executive officers of Davis Advisors: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States.


DAVIS SELECTED ADVISERS, L.P.

General Partner: Davis Investments, LLC (a Delaware limited liability company) serves as Davis Selected Advisers, L.P.'s sole general partner. Davis Investments, LLC is wholly owned by Christopher Davis.

Executive Officers

Sole Member & Chairman	Christopher C. Davis(1)
President	Andrew A. Davis(2)
Chief Operating Officer	Kenneth C. Eich(3)
Chief Marketing Officer	Russell O. Wiese(1)
Vice President, Chief Financial Officer, Treasurer &
Assistant Secretary	Gary P. Tyc(3)
Vice President, Chief Legal Officer, General Counsel,
& Secretary	Thomas D. Tays(3)
Vice President & Chief Compliance Officer	Sharra L. Haynes(3)
Co-Chief Compliance Officer	Anthony Frazia(1)
Vice President & Information Technology Manager	Sandra E. Duran(2)
Vice President & Director of Fund Accounting	Douglas A. Haines(3)
Assistant Vice President	Catherine A. Merlino(3)

(1)Principal office 620 Fifth Avenue, 3rd Floor, New York, New York 10020
(2)Principal office 124 East Marcy Street, Santa Fe New Mexico 87501
(3)Principal office 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756




Davis New York Venture Fund

The following information is disclosed for each of the directors and executive officers of Davis New York Venture Fund: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756


Directors

Thomas Gayner: Chairman of the Board. President and Chief Investment Officer, Markel Corporation (an insurance company)

Marc Blum: Director. Chief Executive Officer, World Total Return Fund, LLLP; of Counsel to Gordon, Feinblatt, Rothman, Hoffberger and Hollander, LLC (law firm).

Andrew Davis: Director President or Vice President of each Davis Fund and Selected Fund; President, Davis Selected Advisers, L.P., and also serves as an executive officer in certain companies affiliated with the Adviser.

Christopher Davis: Director. President or Vice President of each Davis Fund, Selected Fund, and Clipper Fund; Chairman of Davis Selected Advisers, L.P., and also serves as an executive officer in certain companies affiliated with the Adviser.

John Gates, Jr.: Director. Chairman and Chief Executive Officer of PortaeCo LLC, a private investment company.

G. Bernard Hamilton: Director. Retired. Former Managing General Partner, Avanti Partners, L.P. (investment partnership).

Samuel Iapalucci: Director. Retired. Former Executive Vice President and Chief Financial Officer, CH2M HILL Companies Ltd., (engineering).

Robert Morgenthau: Director. Chairman, NorthRoad Capital Management LLC (an investment management firm).

Marsha Williams: Director. Retired: Formerly Senior Vice President and Chief Financial Officer of Orbitz Worldwide, Inc. (travel service provider)


Officers

Christopher Davis:  See description in the section on Directors.
Andrew Davis: See description in the section on Directors.
Kenneth Eich: Executive Vice President and Principal Executive Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Chief Operating Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.

Douglas Haines: Vice President, Treasurer, Chief Financial Officer, Principal Financial Officer, and Principal Accounting Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President and Director of Fund Accounting, Davis Selected Advisers, L.P.

Sharra Haynes: Vice President, Chief Compliance Officer of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President and Chief Compliance Officer, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.

Thomas Tays: Vice President and Secretary of each of the Davis Funds, Selected Funds, and Clipper Fund, Inc.; Vice President, Chief Legal Officer and Secretary, Davis Selected Advisers, L.P.; and also serves as an executive officer in certain companies affiliated with the Adviser.




                           SCHEDULE II
Securities transactions in the last 60 days.

Purchases and sales by Davis Advisors were conducted in the open market in the ordinary course of business.


Transaction Type        Date   		 # of Shares      Price per Share
        (Net of commissions)




Buy			8/15/2011	  1,044 	$18.81
Sold			8/15/2011	126,906 	$18.90
Buy			8/16/2011	  1,157 	$18.83
Sold			8/16/2011	602,087 	$18.88
Buy			8/17/2011	  1,186 	$19.03
Sold			8/17/2011	 75,955 	$19.08
Buy			8/18/2011	    779 	$17.81
Sold			8/18/2011	  1,374 	$17.73
Buy			8/19/2011	    423 	$17.63
Sold			8/19/2011	  1,414 	$17.50
Buy			8/22/2011	    349 	$17.51
Sold			8/22/2011	  1,850 	$17.34
Buy			8/23/2011	  1,225 	$17.30
Sold			8/23/2011	302,313 	$17.33
Buy			8/24/2011	  1,284 	$17.57
Sold			8/24/2011	426,608 	$17.62
Buy			8/25/2011	     96 	$17.42
Sold			8/25/2011	 25,765 	$17.88
Buy			8/26/2011	    722 	$16.57
Sold			8/26/2011	  1,923 	$16.77
Buy			8/29/2011	    563 	$17.33
Sold			8/29/2011	502,699 	$17.32
Buy			8/30/2011	    192 	$17.41
Sold			8/30/2011     2,001,384 	$17.40
Buy			8/31/2011	     74 	$18.58
Sold			8/31/2011       302,856 	$18.42
Buy			9/1/2011	    306 	$18.21
Sold			9/1/2011	    665 	$18.19
Buy			9/2/2011	     17 	$17.80
Sold			9/2/2011	 10,297 	$17.78
Buy			9/6/2011	    703 	$17.17
Sold			9/6/2011	  2,120 	$17.40
Buy			9/7/2011	    245 	$18.11
Sold			9/7/2011	276,804 	$18.05
Buy			9/8/2011	    376 	$18.03
Sold			9/8/2011	101,210 	$18.06
Buy			9/9/2011	    386 	$17.54
Sold			9/9/2011	  2,001 	$17.45
Buy			9/12/2011	    186 	$17.26
Sold			9/12/2011	  2,481 	$17.18
Buy			9/13/2011	    318 	$17.85
Sold			9/13/2011	301,886 	$17.86
Buy			9/14/2011	    258 	$18.05
Sold			9/14/2011	502,642 	$18.27
Buy			9/15/2011	    695 	$18.48
Sold			9/15/2011     2,003,286 	$18.49
Buy			9/16/2011	    215	 	$19.08
Sold			9/16/2011	 37,691		$19.17
Buy			9/19/2011	    363		$18.74
Sold			9/19/2011	151,928		$18.79
Buy			9/20/2011	    617		$18.74
Sold			9/20/2011	202,089		$18.77
Buy			9/21/2011	    588	 	$18.23
Sold			9/21/2011	  2,071	 	$18.25
Buy			9/22/2011	     60	 	$17.50
Sold			9/22/2011	  1,716	 	$17.25
Buy			9/23/2011	  1,200	 	$17.33
Sold			9/23/2011	  5,744	 	$17.42
Buy			9/26/2011	    318	 	$17.56
Sold			9/26/2011	  7,025	 	$17.56
Buy			9/27/2011	    195	 	$18.30
Sold			9/27/2011	301,288	 	$18.40
Buy			9/28/2011	    144	 	$17.94
Sold			9/28/2011	102,233	 	$17.59
Buy			9/29/2011	    316	 	$17.37
Sold			9/29/2011	  6,416	 	$17.26
Buy			9/30/2011	    750	 	$17.03
Sold			9/30/2011	  1,416	 	$17.00
Buy			10/3/2011	    117	 	$16.32
Sold			10/3/2011	    826	 	$16.21
Buy			10/4/2011	    220	 	$15.85
Sold			10/4/2011	  2,697	 	$15.81
Buy			10/5/2011	    386	 	$16.36
Sold			10/5/2011	 48,130	 	$16.49
Buy			10/6/2011	    434	 	$16.70
Sold			10/6/2011	302,587	 	$16.77
Buy			10/7/2011	    516	 	$16.64
Sold			10/7/2011	251,021	 	$16.50
Buy			10/10/2011	    551	 	$16.83
Sold			10/10/2011	300,517	 	$16.83
Buy			10/11/2011	    117         $17.12
Sold			10/11/2011      302,455         $17.07
Buy			10/12/2011          148         $17.47
Sold			10/12/2011      960,963         $17.59
Buy			10/13/2011          190         $17.39
Sold			10/13/2011      202,260         $17.51
Buy			10/14/2011          766         $17.43
Sold			10/14/2011      251,952         $17.44



DAVIS SELECTED ADVISERS, L.P.
Schedule 13D Riders

Rider 1A

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).


Rider 6A

Based upon 191,935,504 shares stated to be outstanding as of October 3, 2011 in the Issuer's Form S-3ASR filed with the Securities Exchange Commission on October 3, 2011.